Global Earth Energy, Inc.

1213 Culbreth Drive

Wilmington, North Carolina 28405

(910) 270-7749

September 26 2011

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC  20549-0213

Re:

Global Earth Energy

Form S-1 Registration Statement filed in Error on September 13, 2010

File No. 333-169343

Dear Exchange Officer,

We request a withdrawal of a Form S-8 which was filed with typographical errors contained within Exhibit 4.1, 5.1 and 23.2.  The Company will re-file another S-8 in the near future with corrected information.  Please accept this request for withdrawal.

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Sydney A. Harland
Chief Executive Officer